UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Intermountain Community Bancorp
(Name of Issuer)

Voting Common Stock, no par value
(Title of Class of Securities)

45881M308
(CUSIP Number)

November 1, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐          Rule 13d-1(b)

☒         Rule 13d-1(c)

☐          Rule 13d-1(d)

_______________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45881M308	SCHEDULE 13G	Page 2 of 11 pages

1	NAMES OF REPORTING PERSONS
Ulysses Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*    See Item 4.  Represents shares owned directly by Ulysses Partners L.P. and Ulysses Offshore Fund Ltd.

CUSIP No. 45881M308	SCHEDULE 13G	Page 3 of 11 pages

1	NAMES OF REPORTING PERSONS
Ulysses Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*    See Item 4.

CUSIP No. 45881M308	SCHEDULE 13G	Page 4 of 11 pages

1	NAMES OF REPORTING PERSONS
Joshua Nash LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*    See Item 4. Represents shares owned directly by Ulysses Partners L.P.

CUSIP No. 45881M308	SCHEDULE 13G	Page 5 of 11 pages

1	NAMES OF REPORTING PERSONS
Joshua Nash
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*    See Item 4. Represents shares owned directly by Ulysses Partners L.P. and Ulysses Offshore Fund Ltd.

CUSIP No. 45881M308	SCHEDULE 13G	Page 6 of 11 pages

1	NAMES OF REPORTING PERSONS
Ulysses Offshore Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*    See Item 4.

CUSIP No. 45881M308	SCHEDULE 13G	Page 7 of 11 pages

Item 1(a).     Name of Issuer

Intermountain Community Bancorp

Item 1(b).     Address of Issuer's Principal Executive Offices

414 Church Street

Sandpoint, ID  83864  United States

Item 2. (a)    Name of Person Filing;

Ulysses Management LLC

Ulysses Partners L.P.

Joshua Nash LLC

Joshua Nash

Ulysses Offshore Fund Ltd.

(b)          Address of Principal Business Office or, if none, Residence;

c/o         Ulysses Management LLC

              One Rockefeller Plaza

              New York, NY 10020

(c)         Citizenship

Ulysses Management LLC - Delaware

Ulysses Partners L.P. - Delaware

Joshua Nash LLC - Delaware

Joshua Nash - USA

Ulysses Offshore Fund Ltd. – Cayman Islands

(d) - (e) Title of Class of Securities; CUSIP Number.

Voting Common Stock, no par value (“Voting Common Stock”);

CUSIP: 45881M308

Item 3.          If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

Item 4.          Ownership

On November 1, 2014 Colombia Banking System, Inc. (COLB) acquired the shares of common stock of Intermountain Community Bancorp.  Ulysses Management LLC (“UM LLC”) serves as the management company to UP LP and to UOF.  Joshua Nash LLC is the managing general partner of UP LP.  Joshua Nash is the sole member of Joshua Nash LLC, the president of UOF and the managing member of UM LLC.

CUSIP No. 45881M308	SCHEDULE 13G	Page 8 of 11 pages

UOF has entered into an investment management agreement with Ulysses Management Offshore LLC (“Ulysses Offshore”), of which Joshua Nash is the manager and principal owner.  UM LLC provides investment management services to UOF on behalf of Ulysses Offshore.

The responses to rows 5 through 9 and 11 of the cover pages of this Schedule 13G are incorporated by reference.

Item 5.         Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security BeingReported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.         Identification and Classification of Members of the Group

Not Applicable

Item 9.         Notice of Dissolution of Group

Not Applicable

Item 10.       Certifications

(c)  By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45881M308	SCHEDULE 13G	Page 9 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  November 5, 2014

ULYSSES MANAGEMENT LLC

By:	/s/ Joshua Nash
Name:	Joshua Nash
Title:	Managing Member

ULYSSES PARTNERS L.P.

By:	/s/ Joshua Nash
Name:	Joshua Nash
Title:	Managing Member of Joshua Nash LLC, the Managing General Partner of Ulysses Partners L.P.

JOSHUA NASH LLC

By:	/s/ Joshua Nash
Name:	Joshua Nash
Title:	Member

JOSHUA NASH

By:	/s/ Joshua Nash
Name:	Joshua Nash

ULYSSES OFFSHORE FUND LTD.

By:	/s/ Joshua Nash
Name:	Joshua Nash
Title:	President

CUSIP No. 45881M308	SCHEDULE 13G	Page 10 of 11 pages

EXHIBIT INDEX

Exhibit No.
1	Joint Filing Agreement, dated November 5, 2014 by and among the Reporting Persons.

EXHIBIT 1

JOINT FILING AGREEMENT

We, the signatories of the Statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

Date:  November 5, 2014

ULYSSES MANAGEMENT LLC

By:	/s/ Joshua Nash
Name:	Joshua Nash
Title:	Managing Member

ULYSSES PARTNERS L.P.

By:	/s/ Joshua Nash
Name:	Joshua Nash
Title:	Managing Member of Joshua Nash LLC, the Managing General Partner of Ulysses Partners L.P.

JOSHUA NASH LLC

By:	/s/ Joshua Nash
Name:	Joshua Nash
Title:	Member

JOSHUA NASH

By:	/s/ Joshua Nash
Name:	Joshua Nash

ULYSSES OFFSHORE FUND LTD.

By:	/s/ Joshua Nash
Name:	Joshua Nash
Title:	President